                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (FIFTH AMENDMENT)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             PETROCORP INCORPORATED
                             ----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                  71645N 10 1
                                 (CUSIP Number)


                                TAMARA R. WAGMAN
                           FREDERIC DORWART, LAWYERS
                                 Old City Hall
                             124 East Fourth Street
                              Tulsa, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                     -------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                  May 20, 1999
                     -------------------------------------
                     (Date of Event Which Required Filing)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

         Check the following box if a fee is being paid with this statement [X].


                               Page 1 of 6 Pages

CUSIP No. 71645N 10 1

(1)      Name of Reporting Person S.S.                   Kaiser-Francis Oil Co.
         or I.R.S. Identification No.                    I.R.S. ID. #73-1006655
         of Above Person

(2)      Check the Appropriate Box                       (a)  [ ]
         if a Member of a Group                          (b)  [ ]
         (See instructions)

(3)      SEC Use Only

(4)      Source of Funds (See instructions)              WC

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place                            State of Delaware
         of Organization

         Number of Shares Beneficially
         Owned by Each Reporting
         Person With:

(7)      Sole Voting Power                               4,327,457

(8)      Shared Voting Power                             None

(9)      Sole Dispositive Power                          4,327,457

(10)     Shared Dispositive Power                        None

(11)     Aggregate Amount Beneficially Owned             4,327,457
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                [ ]
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                 49.99%
         Amount in Row (11)

(14)     Type of Reporting Person                        CO
         (See instructions)


                               Page 2 of 6 Pages

                                  SCHEDULE 13D


                      FILED BY KAISER-FRANCIS OIL COMPANY
                     IN CONNECTION WITH TRANSACTIONS IN THE
                        SHARES OF PETROCORP INCORPORATED

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of PetroCorp Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16800 Greenspoint Park Drive, Suite 300, North Atrium, Houston, Texas.

ITEM 2.  IDENTITY AND BACKGROUND.

         (1) GENERAL. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.23% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation.

         (2) GBK CORPORATION. GBK Corporation is a Delaware corporation, whose principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

                                    6733 South Yale
                                    Tulsa, Oklahoma 74136

                  With respect to paragraphs (d) and (e) of this Item 2, none.

         (3) KAISER-FRANCIS OIL COMPANY. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                                    6733 South Yale
                                    Tulsa, Oklahoma 74136

                  With respect to paragraphs (d) and (e) of this Item 2, none.

         (4) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

                             President:                    George B. Kaiser
                             Executive Vice President:     James A. Willis
                             Chief Financial Officer:      D. Joseph Graham
                             Secretary:                    Frederic Dorwart
                             Treasurer:                    Reece A. Hembree
                             Director:                     George B. Kaiser


                               Page 3 of 6 Pages

(5)               (a)      George B. Kaiser

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Independent Oil and Gas Producer
                           KAISER-FRANCIS OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

(6)               (a)      James A. Willis

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Executive Vice President
                           KAISER-FRANCIS OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

(7)               (a)      D. Joseph Graham

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Chief Financial Officer
                           KAISER-FRANCIS OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

(8)               (a)      Frederic Dorwart

                  (b)      Old City Hall
                           124 East Fourth Street
                           Tulsa, OK 74103-5010

                  (c)      Law
                           Old City Hall
                           124 East Fourth Street
                           Tulsa, OK 74103-5010



                               Page 4 of 6 Pages

                  (d)      No
                  (e)      No

                  (f)      United States of America

(9)               (a)      Reece A. Hembree

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Treasurer
                           KAISER-FRANCIS OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

ITEM 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A. The purpose of this amendment is not related to an acquisition of shares.

ITEM 4.  PURPOSE OF TRANSACTION.

                  PetroCorp Incorporated and Kaiser-Francis Oil Company have signed a letter of intent which would restructure and reorganize the Company. Kaiser-Francis would contract to manage and provide administrative support for all of PetroCorp's operations, both in the United States and Canada. The services arrangement is subject to negotiation of a definitive management agreement, as well as final approval of the Company's Board of Directors and shareholders. It is anticipated that the executive management and staff of PetroCorp would be employees of, or contracted by, Kaiser-Francis. The letter of intent is attached as an exhibit to this filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of Petro-Corp, beneficially owned by Kaiser-Francis is 4,327,457 which increased 50,000 shares from its October 16, 1998 filing of the Fourth Amendment to
                  Schedule 13D. The 50,000 shares were purchased in open market transactions and were reflected on Form 4 filed with the SEC.


         (b) On June 25, 1996, Gary R. Christopher purchased 500 shares of Petro-Corp Common Stock at $8-1/8 per share. On May 3, 1996, Mr. Christopher purchased 1,000 shares at $7-1/2 per share. Kaiser-Francis disclaims any beneficial interest in the share held by Mr. Christopher and the shares are not included in the interests reported in this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

         None; except as described in Item 5.


                               Page 5 of 6 Pages

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      99 (a) Agreement Dated June 21, 1996 between First Reserve Corporation and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (Previously filed).

      99 (b) Registration Rights Agreement dated January 18, 1994 (Previously filed).

      99 (c)      Assignment Agreement dated July 26, 1996 (Previously filed).

      99 (d) Agreement Dated October 9, 1996 between LHS Holding Company and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (Previously filed).

      99 (e) Registration Rights Agreement dated August 24, 1993 between PetroCorp Incorporated and L. S. Holding Company (Previously filed).

      99 (f) Letter of Intent dated May 20, 1999 between PetroCorp Incorporated and Kaiser-Francis Oil Company (attached hereto).


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       Signed: /s/ Gary R. Christopher
                                               ---------------------------
                                               Gary R. Christopher


                               Page 6 of 6 Pages

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                               INDEX TO EXHIBITS

Exhibit
Number                                Description
------                                -----------
99 (a)            Agreement Dated June 21, 1996 between First Reserve
                  Corporation and Kaiser-Francis Oil Corporation respecting
                  purchase of shares of PetroCorp Common Stock (Previously
                  filed).

99 (b)            Registration Rights Agreement dated January 18, 1994
                  (Previously filed).

99 (c)            Assignment Agreement dated July 26, 1996 (Previously filed).

99 (d) Agreement Dated October 9, 1996 between LHS Holding Company and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (Previously filed).

99 (e)            Registration Rights Agreement dated August 24, 1993 between
                  PetroCorp Incorporated and L. S. Holding Company (Previously filed).

99 (f)            Letter of Intent dated May 20, 1999 between PetroCorp
                  Incorporated and Kaiser-Francis Oil Company (attached hereto).